wpdoc2\nsar\1997\cust-77i.doc
5/8/97
NAME OF REGISTRANT:
Franklin Custodian Funds, Inc.
File No. 811-537

EXHIBIT ITEM No. 77I(b):


Four series of the registrant began offering a third class of shares on January 1, 1997: Income Series - Advisory Class, Utilities Series - Advisor Class, Growth Series - Advisor Class, and U.S. Government Securities Series - Advisor Class. Class I, Class II and Advisor Class shares differ as to sales charges, expenses and services. Shares of each class of a series represent proportionate interests in the assets of the series and have the same voting and other rights and preferences as the other classes and series of the Registrant for matters that affect the Registrant as a whole.